Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

Almaden Minerals Ltd.

For the three months ended March 31, 2026

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Almaden Minerals Ltd (“the Company”) for the three months ended March 31, 2026 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of the condensed consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.

Condensed consolidated interim statements of financial position

(Unaudited - Expressed in Canadian dollars)

	March 31, 2026	December 31, 2025
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 12)	6,064,828	6,171,157
Accounts receivable and prepaid expenses (Note 4)	257,112	331,736
	6,321,940	6,502,893

Non-current assets
Deposits	17,367	17,367
Right-of-use assets (Note 5)	101,722	127,153
Property, plant and equipment (Note 6)	42,701	45,924
Exploration and evaluation assets (Note 7)	1	1
	161,791	190,445
TOTAL ASSETS	6,483,731	6,693,338

LIABILITIES
Current liabilities
Trade and other payables	390,623	463,186
Current portion of lease liabilities (Note 5)	132,686	128,766
	523,309	591,952

Non-current liabilities
Long-term portion of lease liabilities	-	34,358
Total liabilities	523,309	626,310

EQUITY
Share capital (Note 9)	141,104,844	141,104,844
Reserves (Note 9)	23,418,523	23,418,523
Deficit	(158,562,945)	(158,456,339)
Total equity	5,960,422	6,067,028
TOTAL EQUITY AND LIABILITIES	6,483,731	6,693,338

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on May 7, 2026.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/ Michael Kosowan
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of comprehensive loss

(Unaudited - Expressed in Canadian dollars)

	Three months ended March 31,
	2026	2025
	$	$
Expenses
Professional fees	21,058	54,582
Salaries and benefits (Note 10(a))	372,436	361,709
Travel and promotion	21,976	10,119
Depreciation (Note 6)	3,223	1,641
Office and license (Note 10(b))	27,283	15,328
Amortization of right-of-use assets (Note 5)	25,431	25,431
Occupancy expenses (Note 5)	11,543	9,894
Interest expense on lease liabilities (Note 5)	3,367	6,109
Interest and standby fees on gold loan payable	-	78,202
Listing and filing fees	18,435	68,012
Insurance	10,668	23,893
Directors’ fees (Note 10(a))	-	26,250
	515,420	681,170

Other income (loss)
Administrative services fees (Note 10(b))	291,960	294,606
Interest and other income	29,966	18,575
Impairment of exploration and evaluation assets	-	(57,102)
Fair value adjustments on gold loan payable	-	(1,169,390)
Unrealized gain on gold in trust	-	290,671
Unrealized foreign exchange loss on gold loan payable	-	(10,030)
Unrealized foreign exchange loss on gold in trust	-	(1,347)
Foreign exchange gain (loss)	86,888	(1,149)
	408,814	(635,166)

Total comprehensive loss for the period	(106,606)	(1,316,336)

Basic and diluted net loss per share (Note 11)	0.00	(0.01)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of cash flows

(Unaudited - Expressed in Canadian dollars)

	Three months ended March 31,
	2026	2025
	$	$
Operating activities
Net loss for the period	(106,606)	(1,316,336)
Items not affecting cash
Depreciation	3,223	1,641
Amortization of right-of-use assets	25,431	25,431
Impairment of exploration and evaluation assets	-	57,102
Interest expenses on lease liability	3,367	6,109
Interest and standby fees on gold loan payable	-	78,202
Fair value adjustments on gold loan payable	-	1,169,390
Unrealized gain on gold in trust	-	(290,671)
Unrealized foreign exchange loss on gold loan payable	-	10,030
Unrealized foreign exchange loss on gold in trust	-	1,347
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	74,624	149,616
Trade and other payables	(72,563)	(33,906)
Net cash used in operating activities	(72,524)	(142,045)
Investing activities
Property, plant and equipment – purchase	-	(12,154)
Deposit	-	2,443,920
Exploration and evaluation assets – costs	-	(57,102)
Net cash from investing activities	-	2,374,664
Financing activities
Repayment of lease liabilities	(33,805)	(32,981)
Net cash used in financing activities	(33,805)	(32,981)

Change in cash and cash equivalents	(106,329)	2,199,638
Cash and cash equivalents, beginning of period	6,171,157	3,155,750
Cash and cash equivalents, end of period	6,064,828	5,355,388

Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of changes in equity

(Unaudited - Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2025	137,221,408	141,040,654	22,640,555	715,968	23,356,523	(161,445,385)	2,951,792
Total comprehensive loss for the period	-	-	-	-	-	(1,316,336)	(1,316,336)
Balance, March 31, 2025	137,221,408	141,040,654	22,640,555	715,968	23,356,523	(162,761,721)	1,635,456
Share-based payments	-	-	128,000	-	128,000	-	128,000
Options exercised	50,000	8,000	-	-	-	-	8,000
Fair value of cash share options transferred to share capital	-	6,000	(6,000)	-	(6,000)	-	-
Shares issued on cashless exercise of options	91,773	-	-	-	-	-	-
Shares issuance cost on cashless exercise of options	-	(9,810)	-	-	-	-	(9,810)
Fair value of cashless share options transferred to share capital	-	60,000	(60,000)	-	(60,000)	-	-
Total comprehensive income for the period	-	-	-	-	-	4,305,382	4,305,382
Balance, December 31, 2025	137,363,181	141,104,844	22,702,555	715,968	23,418,523	(158,456,339)	6,067,028
Total comprehensive loss for the period	-	-	-	-	-	(106,606)	(106,606)
Balance, March 31, 2026	137,363,181	141,104,844	22,702,555	715,968	23,418,523	(158,562,945)	5,960,422

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2026
Unaudited - Expressed in Canadian dollars

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation property in Mexico. The Company’s shares are trade on the TSX Venture Exchange under the symbol “AMM”. The address of the Company’s registered office is Suite 1200 – 200 Burrard Street, Vancouver, BC, Canada V7X 1T2.

The Company is in the business of evaluating, exploring and developing mineral projects. In the past, the Company’s principal asset was the Ixtaca precious metals project located on the Tuligtic claim in Puebla State, Mexico. However, as discussed in Note 7, title to this project was revoked by the Mexican government.

These condensed consolidated interim financial statements were prepared on a “going concern” basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As of March 31, 2026, the Company had cash of $6,064,828 (December 31, 2025 – $6,171,157) and working capital of $5,798,631 (December 31, 2025 – $5,910,941). The Company incurred a net loss for the three months ended March 31, 2026, of $106,606 (2025 – $1,316,336). Management has concluded that the Company has sufficient working capital to sustain operations for the next twelve months.

2.	Basis of presentation

(a)	Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)	Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2025. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

Except as described below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2025.

The changes in accounting policies are also expected to be reflected in the Company's consolidated financial statements as at and for the year ending December 31, 2026.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2026
Unaudited - Expressed in Canadian dollars

3.	Material accounting policies

These condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements and, therefore, should be read in conjunction with the annual financial statements for the year ended December 31, 2025. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three months ended March 31, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026.

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	March 31,	December 31,
	2026	2025
Accounts receivable (Note 11(b))	$220,948	$310,294
Prepaid expenses	36,164	21,442
	$257,112	$331,736

During the period ended March 31, 2026, the Company has recorded value added taxes of $Nil included in exploration and evaluation assets, as the value added tax relates to certain projects and is expected to be recovered when the assets are sold (Note 7).

5.	Right-of-use assets and lease liabilities

The Company has lease agreements for its headquarter office space in Vancouver, B.C.

One lease containing an extension option exercisable only by the Company was exercised on November 22, 2021. The lease was therefore extended from March 31, 2022 to March 31, 2027. The Company reassessed this significant event as a lease modification and has estimated that the potential future lease payments under the extended lease term would result in an increase in lease liability by $508,799.

The continuity of lease liabilities is as follows:

	March 31, 2026	December 31, 2025
Opening balance	$163,124	$277,105
Less: lease payments	(33,805)	(134,394)
Interest expense	3,367	20,413
	132,686	163,124
Less: current portion of lease liabilities	(132,686)	(128,766)
Long-term portion of lease liabilities	-	$34,358

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2026
Unaudited - Expressed in Canadian dollars

5.	Right-of-use assets and lease liabilities (Continued)

The continuity of ROU assets is as follows:

	March 31, 2026	December 31, 2025
Opening balance	$127,153	$228,875
Less: amortization of ROU assets	(25,431)	(101,722)
	$101,722	$127,153

During the three months ended March 31, 2026, the Company recognized occupancy expenses of $11,543 (2025 - $9,894) related to short term leases.

As at March 31, 2026, the remaining payments for the operating lease are due as follows:

	2026	2027	2028	2029	2030	Total
Office lease	$132,951	$44,523	-	-	-	$177,474

6.	Property, plant and equipment

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2025	160,941	297,578	202,904	51,760	245,647	-	958,830
Additions	-	-	-	-	-	-	-
March 31, 2026	160,941	297,578	202,904	51,760	245,647	-	958,830

Accumulated depreciation
December 31, 2025	156,772	266,518	196,879	51,357	241,380	-	912,906
Depreciation	209	2,329	452	20	213	-	3,223
March 31, 2026	156,981	268,847	197,331	51,377	241,593	-	916,129

Carrying amounts
December 31, 2025	4,169	31,060	6,025	403	4,267	-	45,924
March 31, 2026	3,960	28,731	5,573	383	4,054	-	42,701

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2026
Unaudited - Expressed in Canadian dollars

7.	Exploration and evaluation assets

Tuligtic
Exploration and evaluation assets	$
Acquisition costs:
Opening balance - (December 31, 2025)	1
Closing balance - (March 31, 2026)	1
Deferred exploration costs:
Opening balance - (December 31, 2025)	-
Costs incurred during the period
Professional fees	-
Travel and accommodation	-
Environmental and permit	-
Value-added tax (Note 4)	-
Refund - Value-added tax	-
Impairment of deferred exploration costs	-
Total deferred exploration costs during the period	-
Closing balance - (March 31, 2026)	-
Total exploration and evaluation assets	1

During the three months ended March 31, 2026, the Company recorded an impairment of deferred exploration costs of $Nil (2025 - $57,102) with respect to Tuligtic property due to the Mexican government’s action to revoke the Company’s mineral concession title and to prevent any further exploration and development plans on the Tuligtic property.

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims.

The following is a description of the Company’s most significant property interests:

(a)	Tuligtic

The Tuligtic property consisted of two mineral concessions which the Company applied for in 2002 and 2008. The mineral concessions were granted in 2003 and 2009, respectively (“the “Concessions”). The Company held a 100% interest in the Concessions subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. (‘’Almadex”). The Concessions covered approximately 14,000 Ha, including certain endowed lands of the Ejido Tecoltemi, which comprise approximately 330 Ha. The Concessions are located in Puebla, Mexico and underpinned the discovery made by the Company in 2010, referred to as “Ixtaca”.

In 2015, the Ejido Tecoltemi initiated a lawsuit against the Mexican government (President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office) asserting that the Mexican mining law is unconstitutional because it fails to include provisions requiring consultation of indigenous communities before granting mineral titles. This lawsuit ultimately came before Mexico’s Supreme Court (“SCJN”), and in early 2022, the SCJN ruled that the Mexican mineral title

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2026
Unaudited - Expressed in Canadian dollars

7.	Exploration and evaluation assets (Continued)

(a)	Tuligtic (Continued)

law is constitutional, but that the Ministry of Economy (“Economia”) should have provided for a consultation procedure with relevant indigenous communities prior to issuing the Concessions to the Company. The SCJN ordered Economia to declare the Concessions insubsistentes, or “ineffective” and to conduct indigenous consultation prior to re-instating them.

In July, 2022 the Company announced that Economia notified Almaden that the Concessions were “ineffective”. The Company understood that the mineral rights at Tuligtic were preserved for the Company, but that Almaden was not allowed to engage in exploration, until such time as Economia completed its court-ordered process to properly issue the Concessions after conducting indigenous consultation in the area covered by the mineral title applications.

However, on February 22, 2023, Economia made a submission to Mexican courts seeking to deny the two mineral title applications which were first made by Almaden in 2002 and 2008 (the “Submission”). The Submission claimed that the applications contain technical faults, despite Economia’s previous statements to the contrary and its acceptance of the mineral title applications and grant of the Concessions in 2003 and 2009.

During the year ended December 31, 2024, the Company submitted a claim for arbitration under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) (Note 18). Almaden alleges that Mexico has breached its obligations under the CPTPP through actions which blocked the development of the Ixtaca project and ultimately retroactively terminated the Company’s mineral concessions, causing the loss of the Company’s investments in Mexico.

(b)	Other

Expenditures incurred by the Company in Mexico are subject to Mexican Value added tax (“VAT”). The VAT is included in exploration and evaluation assets as incurred. Under Mexican law, VAT paid can be used in the future to offset amounts resulting from VAT charged on sales. Under certain circumstances and subject to approval from tax authorities, a Company can also apply for an early refund of VAT prior to generating sales. During the three months ended March 31, 2026, the Company received a VAT recovery of $Nil (2025 - $24,632) and other income of $Nil (2025 - $7,159) related to a VAT refund from prior years which is recorded in interest and other income.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2026
Unaudited - Expressed in Canadian dollars

8.	Gold loan payable and gold in trust

The Company has entered into a secured gold loan agreement (“Gold Loan”) with Almadex or the “Lender” pursuant to which Almadex has agreed to loan up to 1,597 ounces of gold bullion to the Company. The approximate value of this gold as at May 14, 2019 was USD$2,072,060 or $2,790,858.

Under the terms of the Gold Loan, the Company will be entitled to draw-down the gold in minimum 400 ounce tranches. At any given time, the amount of gold ounces drawn multiplied by the London Bullion Market Association (“LBMA”) AM gold price in US dollars, plus any accrued interest or unpaid fees, shall constitute the Loan Value.

The maturity date for the Gold Loan was March 31, 2024, and can be extended by two years at the discretion of the Company (the “Term”). Repayment of the Loan Value shall be made either through delivery of that amount of gold drawn, or through the issuance of common shares of the Company (“Shares”), according to the Lender’s discretion. Mandatory prepayment shall be required in the event that the Company’s Ixtaca gold-silver project located in Puebla State, Mexico (the “Ixtaca Project”) enters into commercial production during the Term, requiring the Company to deliver 100 gold ounces per month to the Lender. In addition, the Company has the right to pre-pay the Loan Value at any time without penalty, in either gold bullion or Shares as chosen by the Lender, and the Lender has the right to convert the Loan Value into Shares at any time during the Term. The conversion rate is equal to 95% of the 5 trading day volume weighted average price of the Share on the Toronto Stock Exchange or an equivalent.

The annual interest rate of the Gold Loan is 10% of the loan value at drawdown date, calculated monthly, paid in arrears. Interest payments can either be accrued to the Loan Value, or paid by the Company in cash or gold bullion. A standby fee of 1% per annum, accrued quarterly, will be applied to any undrawn amount on the Gold Loan.

In addition, the Company has issued Almadex 500,000 transferable share purchase warrants (“Warrants”), with an exercise price of $1.50 per Share and expiry date of May 14, 2024 as an arrangement fee to cover the administrative costs of setting up the credit facility. These warrants were valued at $50,000 using the Black-Scholes option-pricing model with the following assumptions: expected life of five years, risk-free interest rate of 1.54%, expected dividend yield of 0% and expected volatility of 44.25%.

Security for the loan is certain equipment related to the Rock Creek Mill, which is not required for the Ixtaca Project. The Gold Loan includes industry standard provisions in the event of default, material breach and change of control.

The Gold Loan was recorded at fair value at inception and is subsequently measured at fair value through profit or loss plus accrued interest at 10% per annum. Fair value is based on market price of gold at the end of each reporting period.

On March 12, 2024, the Company formally notified the Lender to extend the maturity date of the Gold Loan from March 31, 2024 to March 31, 2026. On June 26, 2024, the Gold Loan was amended by both the Lender and the Company in connection with its Ixtaca Project and to extend the maturity date from March 31, 2026 to March 31, 2030. The amendment resulted in a substantial modification of the Gold Loan; accordingly the Company derecognized the existing liability and recognized the new liability at fair value, resulting in a loss on substantial modification of $372,941.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2026
Unaudited - Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

Upon maturity date, at the discretion of the Lender, Almadex still has the right to convert the Loan Value into Shares at the same conversion rate. However, the maximum number of Shares issuable is at 13,722,000 Shares. If any additional payments are required, the balance of the Loan Value shall be paid by gold bullion.

During the year ended December 31, 2025, the Company notified Almadex of its intention to make an early repayment of the outstanding Gold Loan. The gold Loan Value was fixed as of May 13, 2025 with the total outstanding loan balance including accrued interest and standby fees, determined to be US$5,194,354 (the “Loan Amount”). Under the agreement, Almaden was to repay the Loan Amount by physical delivery of gold bullion of 99.99% purity to Almadex, with such delivery occurring following Almaden’s receipt of the final payment from the sale of its Rock Creek mill pursuant to the purchase agreement dated February 28, 2025. The amount of borrowed gold to be delivered was to be determined based on the prevailing London Bullion Market Association AM gold price in U.S. dollars on the business day prior to the settlement date. In addition to the borrowed gold, Almaden was to return the undrawn portion of the Gold Loan, comprising 397 ounces of gold bullion.

On July 17, 2025, the Company completed the repayment of the Gold Loan to Almadex pursuant to the secured gold loan agreement. The repayment involved the return to Almadex of 397 ounces of gold which were not drawn under the Gold Loan, plus the payment of US$5,194,354 through the delivery to Almadex of approximately 1,553 ounces of 99.99% purity physical gold bullion, as described above.

9.	Share capital and reserves

(a)	Authorized share capital

At March 31, 2026, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At March 31, 2026, the Company had reserved 2,101,318 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2026
Unaudited - Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(b)	Share purchase option compensation plan (Continued)

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

The continuity of stock options for the three months ended March 31, 2026, is as follows:

Expiry date	Exercise price	December 31, 2025	Granted	Exercised	Expired	March 31, 2026
March 7, 2027	$0.38	1,000,000	-	-	-	1,000,000
June 10, 2027	$0.33	3,110,000	-	-	-	3,110,000
October 4, 2027	$0.30	755,000	-	-	-	755,000
December 16, 2027	$0.33	840,000	-	-	-	840,000
February 14, 2028	$0.30	600,000	-	-	-	600,000
April 3, 2028	$0.26	1,575,000	-	-	-	1,575,000
July 10, 2028	$0.16	1,920,000	-	-	-	1,920,000
September 19, 2028	$0.18	1,035,000	-	-	-	1,035,000
August 9, 2030	$0.25	800,000	-	-	-	800,000
Options outstanding and exercisable		11,635,000	-	-	-	11,635,000
Weighted average exercise price		$0.27	-	-	-	$0.27

10.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the Chair, the Vice Chair, the President and Chief Executive Officer and the Chief Financial Officer. The net aggregate compensation paid or payable to key management for services after recovery from Mustang Mineral Limited (Mustang) and Almadex (Note 10 (b)) is as follows:

	Three months ended March 31,
	2026	2025

Salaries and benefits	$95,038	$65,350
Director’s fees	-	26,250
	$95,038	$91,600

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2026
Unaudited - Expressed in Canadian dollars

10.	Related party transactions and balances (Continued)

(b)	Administrative Services Agreements

The Company recovers a portion of rent, office and license expenses from Mustang pursuant to an Administrative Services Agreement dated May 15, 2015 and First Amending Agreement dated December 16, 2015 between the Company and Mustang.

The Company also recovers a portion of rent, office and license expenses from Almadex pursuant to an Administrative Services Agreement dated March 29, 2018 between the Company and Almadex.

At March 31, 2026, the Company received $40,776 (2025 - $40,328) from Mustang for administrative services fees included in other income and received $251,184 (2025- $254,278) from Almadex for administrative services fees included in other income.

At March 31, 2026, included in accounts receivable is $29,559 (December 31, 2025 - $33,584) due from Mustang and $190,918 (December 31, 2025 - $243,211) due from Almadex in relation to expense recoveries.

Under the Administrative Services Agreements, the Company is the sole and exclusive manager of Mustang and Almadex that provides general management services, office space, executive personnel, human resources, geological technical support, accounting and financial services at cost with no mark-up or additional direct charge. The three companies are considered related parties through common officers.

(c)	Other related party transactions

During the three months ended March 31, 2026, the Company employed the Chairman’s daughter for a salary of $5,163 less statutory deductions (2025 - $5,163) for marketing and administrative services provided to the Company.

11.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the three months ended March 31, 2026 was based on the loss attributable to common shareholders of $106,606 (2025 - $1,316,336) and a weighted average number of common shares outstanding of 137,363,181 (2025 – 137,221,408).

The calculation of diluted net loss per share for the period ended March 31, 2026 and 2025 did not include the effect of stock options and warrants, as they were considered to be anti-dilutive.

12.	Supplemental cash flow information

Supplemental information regarding the split between cash and cash equivalents is as follows:

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2026
Unaudited - Expressed in Canadian dollars

12.	Supplemental cash flow information (Continued)

	March 31, 2026	December 31, 2025

Cash	$686,178	$588,757
Term Deposits	5,378,650	5,582,400
	$6,064,828	$6,171,157

13.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company does not carry any financial instruments at FVTPL.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and the Mexican peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at March 31, 2026, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$5,211,978	$57,169
Accounts receivable and prepaid expenses	-	470
Total assets	$5,211,978	$57,639

Trade and other payables	$3,061	$7,749
Total liabilities	$3,061	$7,749

Net assets	$5,208,917	$49,890

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $520,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $5,000.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2026
Unaudited - Expressed in Canadian dollars

13.	Financial instruments (Continued)

(b)	Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s accounts receivable consists of amounts due from related parties which are subsequently collected.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at March 31, 2026, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Liquidity risk is considered low as the Company has sufficient cash and cash equivalent to meet its current liabilities.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no debt bearing variable interest rate.

A 1% change in the interest rate would change the Company’s net loss by $61,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

A 1% change in the commodity price would change the Company’s net loss by $Nil.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2026
Unaudited - Expressed in Canadian dollars

14.	Management of capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period. The Company has no externally imposed capital requirements.

15.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	March 31, 2026	December 31, 2025
Canada	$160,859	$184,514
Mexico	932	5,931
	$161,791	$190,445

16.	Commitments and contingencies

ICSID Arbitration

During the year ended December 31, 2024, the Company formally commenced international arbitration proceedings against the United Mexican States (“Mexico”) under the CPTPP, by filing a Request for Arbitration. Almaden is pursuing this arbitration together with Almadex, on behalf of themselves and their Mexican subsidiaries. Through a subsidiary, Almadex held a 2% net smelter return royalty on the Ixtaca project.

The international arbitration claim against Mexico will be prosecuted pursuant to the established and enforceable legal framework of the International Centre for Settlement of Investment Disputes (“ICSID”) as Mexico terminated the Company’s mineral concessions. The Company has appointed a quantum expert to prepare a professional damages assessment for review by the arbitration tribunal.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2026
Unaudited - Expressed in Canadian dollars

16.	Commitments and contingencies(Continued)

ICSID Arbitration (Continued)

In September 2025, the tribunal established a procedural schedule for the arbitration, as amended on November 19, 2025. Mexico filed its counter-memorial in December 2025, and hearings are currently scheduled for December 2026.

As arbitration proceedings are ongoing, the Company cannot determine the likelihood of succeeding in collecting any amount, as such it has not accrued any amounts in the consolidated financial statements with respect to this claim.

Litigation management agreement

On June 26, 2024, the Company agreed with Almadex and its Mexican subsidiary to streamline the management of the arbitration proceedings by entering into a Litigation Management Agreement (“LMA”). Under the LMA, Almaden will bear the up-front costs of the arbitration and provide overall direction to the arbitration process for itself and its subsidiaries, as well as Almadex and its subsidiaries, with certain limitations. Almadex will remain a party to the arbitration and continue in its cooperation and support of the process.

Should the arbitration proceedings result in an award of damages, the pro rata portion of those damages, if any, which may be attributable to Almadex from the 2.0% NSR royalty it held on the Ixtaca project will be determined. Almadex’s award will consist of this pro rata portion, less its pro-rata share of the costs of pursuing the legal claims, including the financing costs (the “Almadex Award”). Almadex will compensate Almaden in the amount of 10% of the Almadex Award in exchange for managing the claim proceedings.

Litigation funding agreement

On June 26, 2024, the Company entered into a litigation funding agreement (the “LFA”) with a leading legal finance provider (the “Funder”). The LFA provides up to US$9.5 million in non-recourse funding for the Company to pursue its international arbitration proceedings (the “Claims”) against Mexico under the CPTPP. This funding is expected to cover all legal, tribunal and external expert costs of the legal claims. The funding is repayable in the event that a damages award is recovered from Mexico, with such repayment being a contingent entitlement to those damages.

As at March 31, 2026, the Funder had disbursed a total of US$4,256,333 to the Claim. (December 31, 2025 - US$4,000,000). Should the Claim result in the receipt of a damages award, the Funder shall be entitled to the return of its funding capital outlay, plus a contingent entitlement to the damages award.